                                                                    EXHIBIT 12.1

                            MARK IV INDUSTRIES, INC.

                   STATEMENT REGARDING COMPUTATION OF RATIOS
                        OF EARNINGS TO FIXED CHARGES(1)
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

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
                                                                     SIX-MONTHS ENDED
                               YEAR ENDED LAST DAY OF FEBRUARY          AUGUST 31,
                         ------------------------------------------- -----------------
                          1993     1994     1995     1996     1997     1996     1997
                         ------- -------- -------- -------- -------- -------- --------
Earnings:
 Income before
  provision for income
  taxes................. $42,300 $ 61,000 $ 89,200 $135,700 $164,200 $ 84,500 $ 94,200
 Fixed charges, before
  capitalized interest..  48,033   46,874   50,448   57,197   63,809   32,744   32,167
 Amortization of
  capitalized interest..     133      210      247      265      335      168      263
                         ------- -------- -------- -------- -------- -------- --------
   Earnings as adjusted. $90,466 $108,084 $139,895 $193,162 $228,344 $117,412 $126,630
                         ======= ======== ======== ======== ======== ======== ========
Fixed Charges:
 Interest expense, net.. $44,400 $ 43,100 $ 46,300 $ 52,600 $ 59,000 $ 30,300 $ 29,900
 Investment income
  earned (2)............     300      400      284      396      418      209      219
                         ------- -------- -------- -------- -------- -------- --------
   Total interest.......  44,700   43,500   46,584   52,996   59,418   30,509   30,119
 Amortization of debt
  expense...............   1,383    1,424    1,659    1,726    1,871      975    1,028
 Interest portion of
  rent expense..........   1,950    1,950    2,205    2,475    2,520    1,260    1,020
                         ------- -------- -------- -------- -------- -------- --------
   Fixed Charges, before
    capitalized
    interest............  48,033   46,874   50,448   57,197   63,809   32,744   32,167
 Capitalized interest...     632      195      335      703    1,901      352      951
                         ------- -------- -------- -------- -------- -------- --------
 Fixed Charges.......... $48,665 $ 47,069 $ 50,783 $ 57,900 $ 65,710 $ 33,096 $ 33,118
                         ======= ======== ======== ======== ======== ======== ========
Ratio of Earnings to
 Fixed Charges..........   1.86x    2.30x    2.75x    3.34x    3.48x    3.55x    3.82x
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(1) For the purpose of calculating the ratio of earnings to fixed charges, (i)
    earnings consist of income from continuing operations before income taxes and the restructuring charge, plus fixed charges and (ii) fixed charges consist of interest expense incurred, capitalized interest, amortization of debt expense and 15% of rental payments under operating leases (an amount estimated by management to be the interest component of such rentals). If the restructuring charge were included in the ratio determination for fiscal 1997, the actual ratio would be 1.76x.
(2) Represents investment income presented with interest expense, which must be eliminated for purposes of calculating the ratios.